LianDi Clean Technology Inc.

4th Floor, Tower B, Wanliuxingui Building,

No. 28 Wanquanzhuang Road,

Haidian District, Beijing, China, 100089

May 28, 2013

VIA EDGAR

John Cash

Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	LianDi Clean Technology Inc.

Form 10-K for the year ended March 31, 2012

Filed July 13, 2012

Form 10-Q for the quarter ended December 31, 2012

Filed February 19, 2013

File No. 0-52235

Dear Mr. Cash,

LianDi Clean Technology Inc. (“we” or the “Company”) is hereby providing responses to comments issued on March 22, 2013, regarding the Company’s Form 10-K for the fiscal year ended March 31, 2012 (the “Form 10-K”) and Form 10-Q for the quarter ended December 31, 2012 (the “Form 10-Q”), addressed to Mr. Yong Zhao (the “Staff’s Letter”).

In order to facilitate your review we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter. Contemporaneous with this submission we are supplementally furnishing the Commission’s staff (the “Staff”) with three courtesy copies of the proposed revisions reflecting the responses of the Company below.

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General

1.	Where a comment below requests additional disclosures or other revisions to be made in future filings, please show us your proposed revisions in your supplemental response. The revisions should be included in all future filings, including interim filings, as applicable.

COMPANY RESPONSE: In accordance with the Staff’s request, we have provided the proposed revisions in our supplemental response to reflect the responses to the Staff’s comments below.

Form 10-K for the Fiscal Year Ended March 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38

Company Structure and Reorganization, page 38

2.	We note your disclosure related to the transaction between existing stockholders that occurred on September 27, 2011. Please revise future filings to clarify, here and in Item 12, who owns and controls SJI, Inc.

COMPANY RESPONSE: In accordance with the Staff’s request, we will add disclosures of stockholders known to us to beneficially own more than 5% of the common stock of SJI, Inc. as of each reporting date, in the related sections of our future filings, including interim filings, as applicable. Please refer to our proposed revisions included in the supplemental response submitted contemporaneously with this response to the Staff’s Letter dated March 22, 2013.

A. Results of Operations for the Years Ended March 31, 2012 and 2011, page 46

Non-GAAP Measures, page 48

3.	To the extent you continue to present non-GAAP measures, please revise future filings to provide all the disclosures required by Item 10(e)(1) of Regulation S-K, including tabular reconciliations to the most comparable GAAP measures and disclosures regarding the limitations of non-GAAP measures.

COMPANY RESPONSE: In accordance with the Staff’s request, we will add disclosures to the Non-GAAP Measures section, as required by Item 10(e)(1) of Regulation S-K in our future filings, including interim filings, as applicable. These new disclosures include tabular reconciliations to the most comparable GAAP measures and disclosures regarding the limitations of non-GAAP measures. Please refer to our proposed revisions included in the supplemental response submitted contemporaneously with this response to the Staff’s Letter dated March 22, 2013.

B. Liquidity and Capital Resources, page 60

4.	We note the significant increase in Accounts Receivable during the most recent fiscal year. Please revise future filings to disclose and discuss the reasons for such increases, particularly in light of the decline in revenues and the deconsolidation of Anhui Jucheng. Please specifically address if there were any changes in the terms of your accounts receivable and, if applicable, explain why they changed. Please also: discuss the negative impact of the increase on your liquidity; provide an ageing at each balance sheet date; disclose when you expect outstanding amounts to be repaid; and explain how you access outstanding amounts for recoverability.

COMPANY RESPONSE: In accordance with the Staff’s request, we will add disclosures to discuss the reasons for the increase in Accounts Receivable during the most recent fiscal year; the negative impact of such increase on our liquidity; provide an ageing at each balance sheet date; disclose when we expect outstanding amounts to be repaid; and explain how we access outstanding amounts for recoverability in our future filings, including interim filings, as applicable. Please refer to our proposed revisions included in the supplemental response submitted contemporaneously with this response to the Staff’s Letter dated March 22, 2013.

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5.	We note the significant increase in Other Receivables during the most recent fiscal year. Please revise future filings to disclose and discuss the facts and circumstances surrounding other receivables. Please explain why you would provide “unsecured”, “non-interest bearing” receivables to “unrelated entities.” Please also disclose and discuss: who material amounts are due from; any repayments you have received during the periods presented; when you expect outstanding amounts to be repaid; and how you assess outstanding amounts for recoverability.

COMPANY RESPONSE: In accordance with the Staff’s request, we will add disclosures to discuss the facts and circumstances surrounding other receivables; explain why we provided unsecured, non-interest bearing receivables to unrelated entities; disclose and discuss who material amounts are due from; any repayments we have received during the periods presented; when we expect outstanding amounts to be repaid; and how we assess outstanding amounts for recoverability in our future filings, including interim filings, as applicable. Please refer to our proposed revisions included in the supplemental response submitted contemporaneously with this response to the Staff’s Letter dated March 22, 2013. As of March 31, 2013, RMB38,300,000 (approximately $6.08 million) short-term loan mentioned in the proposed revision has been fully repaid by the borrower to the Company.

6.	Please revise future filings to disclose and discuss the facts and circumstances surrounding short-term bank loans and amounts due to shareholders. In light of your cash balances, please explain why you borrow interest bearing amounts. Please also disclose and discuss when you expect these amounts to be repaid.

COMPANY RESPONSE: In accordance with the Staff’s request, we will add disclosures and discuss the facts and circumstances surrounding short-term bank loans and amounts due to shareholders, and explain why we borrow interest bearing amounts in light of our cash balances. Please refer to our proposed revisions included in the supplemental response submitted contemporaneously with this response to the Staff’s Letter dated March 22, 2013.

7.	Given the significance of your cash balances, please revise future filings to explain why you have generated only modest amounts of interest income during the periods presented.

COMPANY RESPONSE: In accordance with the Staff’s request, we will add disclosures and explain why we have generated only modest amounts of interest income during the periods presented. Please refer to our proposed revisions included in the supplemental response submitted contemporaneously with this response to the Staff’s Letter dated March 22, 2013.

8.	It is our understanding that government regulations and restrictions may exist regarding dividend distributions and currency conversions in the PRC. Please expand your liquidity disclosures in future filings to quantify and discuss any restrictions on the ability of your subsidiaries to make cash disbursements/dividend payments to the U.S. parent company and/or to transfer funds outside of China. Please also disclose any amounts actually distributed to the U.S. parent company during each period presented.

COMPANY RESPONSE: In accordance with the Staff’s request, we will add disclosures of: (1) quantitative information related to any restrictions on the ability of our subsidiaries to make cash disbursements/dividend payments to the U.S. parent company and/or to transfer funds outside of China; and (2) any amounts actually distributed to the U.S. parent company during each period presented in our “Liquidity and Capital Resources” section in future filings, including interim filings, as applicable. Please refer to our proposed revisions included in the supplemental response submitted contemporaneously with this response to the Staff’s Letter dated March 22, 2013.

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Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-14

Cash and cash equivalents, page F-14

9.	We note your disclosure related to the amount of cash and cash equivalents denominated in Chinese Renminbi (“RMB”) and placed with banks in the PRC. Please revise future filings to clarify where the remaining amounts of your cash and cash equivalents are held.

COMPANY RESPONSE: In accordance with the Staff’s request, we will add disclosures to clarify where we hold our cash and cash equivalents not denominated in Chinese Renminbi (“RMB”) as of each reporting date in our future filings, including interim filings, as applicable. Please refer to our proposed revisions included in the supplemental response submitted contemporaneously with this response to the Staff’s Letter dated March 22, 2013.

Investment in equity method affiliate, page F-16

10.	Please revise future filings to provide a comprehensive discussion regarding how you determine your equity investment is recorded at the lower of cost or market value. Please explain how you assess your equity investment, and the related goodwill, for potential impairments. Please also provide related disclosures in MD&A.

COMPANY RESPONSE: In accordance with the Staff’s request, we will add disclosures to provide a comprehensive discussion regarding how we determine our equity investment is recorded at the lower of cost or market value. We will also explain how we assess our equity investment, and the related goodwill, for potential impairments in the related notes to our consolidated financial statements and in our MD&A, in our future filings, including interim filings, as applicable. Please refer to our proposed revisions included in the supplemental response submitted contemporaneously with this response to the Staff’s Letter dated March 22, 2013.

Revenue recognition

Multi-deliverable arrangements, page F-17

11.	We note your disclosure regarding your revenue recognition policy for multi-deliverable arrangements. It appears to us that your current disclosures are not consistent with the current requirements of ASC 605-25-25 and 30. Please confirm to us, and revise future filings to clarify that your policy complies with ASC 605-25-25 and 30 and please provide the disclosures required by ASC 605-25-50. Please also revise any related disclosures in MD&A.

COMPANY RESPONSE: We confirm that our current revenue recognition policy complies with ASC 605-25-25 and 30. In accordance with the Staff’s request, we will revise future filings to clarify that our policy complies with ASC 605-25-25 and 30 and provide the disclosures required by ASC 605-25-50. We will also revise the related disclosures in our MD&A. Please refer to our proposed revisions included in the supplemental response submitted contemporaneously with this response to the Staff’s Letter dated March 22, 2013.

Note 15. Investment in and Advance to Equity Method Affiliate, page F-28

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12.	Please explain to us how you determined the fair value of your retained non-controlling interest in Anhui Jucheng at the date of the deconsolidation. Also, please explain to us how you determined the amounts of the subsequent gains you recorded after the date of the deconsolidation.

COMPANY RESPONSE: We determined the fair value of our retained non-controlling interest in Anhui Jucheng based on the valuation of Anhui Jucheng used when six independent third party investors invested an aggregate of RMB142 million (approximately US$22.23 million) in the company in exchange for a 23.28% interest in Anhui Jucheng. The purchase price was negotiated on an arm’s length basis. In other words, we determined the fair value of our retained non-controlling interest in Anhui Jucheng based on the fair value of the equity interest purchased by independent third party investors. The schedule below demonstrates how we determined the fair value of our retained non-controlling interest in Anhui Jucheng at the date of deconsolidation.

		Amount
Total cash investment received by Anhui Jucheng from the six independent investors	A	RMB	142,000,000
Total equity interest transferred to the six independent investors (on a pro-rata basis in accordance with the cash invested by each of these six investors)	B		23.28%
Indicated total fair value of Anhui Jucheng as of the date of deconsolidation	C =A/B	RMB	610,000,000
Indicated total fair value of Anhui Jucheng as of the date of deconsolidation (exchange rate at date of deconsolidation: 6.3867)	D = C/6.3867	US$	95,510,984
Our retained non-controlling interest in Anhui Jucheng	E		39.13%
Fair value of our retained non-controlling interest in Anhui Jucheng	F = D*E	US$	37,373,448

We determined that the purchase price of Anhui Jucheng’s equity interest paid by the six independent investors was negotiated on an arm’s length basis due to the following facts:

●	The six independent third party investors are not affiliated with Anhui Jucheng, nor its shareholders nor Liandi Clean or any of its subsidiaries or affiliates;

●	The six independent third party investors are investment companies engaged in investing activities and do not conduct any business by themselves except making investments in other companies;

●	As of the date of the transaction, the six independent third party investors had not invested in any other companies that had been engaged in the same business as Anhui Jucheng; and

●	The purpose of the investments of RMB 142,000,000 in Anhui Jucheng is to finance and support the expansion of its new facilities and production lines to expand its production capacities. The original shareholders do not intend to inject any additional cash in Anhui Jucheng. As a result, the six independent third party investors received their respective equity interests in Anhui Jucheng in accordance with their pro rata investment in the company.

Based on the above facts, we believe that the six investors were independent third parties from Anhui Jucheng. The consideration transferred for the equity interests by the investors on per share basis is an arm-length indication of the fair value of Anhui Jucheng. We used this method to determine the fair value of our retained non-controlling interest in Anhui Jucheng at the date of deconsolidation in accordance with ASC810-10-40-3A through 40-5.

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We determined the amounts of the subsequent gains we recorded after the date of deconsolidation in accordance with the ASC 323-10-35-4, i.e. an investor shall adjust the carrying amount of an investment for its share of the earnings or losses of the investee after the date of investment and shall report the recognized earnings or losses in income. The subsequent gains we recorded after deconsolidation was our pro rata share of earnings in Anhui Jucheng from the date immediately after deconsolidation through March 31, 2012.

13.	Due to the materiality of your equity method investment to your consolidated balance sheet, please revise future filing to provide more detailed disclosures regarding Anhui Jucheng’s assets and liabilities at each balance sheet. Also, please revise future filing to reconcile your interest in their net assets with the investment balance recorded in your balance sheet.

COMPANY RESPONSE: In accordance with the Staff’s request, we will revise future filings to provide more detailed disclosures regarding Anhui Jucheng’s assets and liabilities at each balance sheet date. We will also provide reconciliation of our interest in Anhui Jucheng’s net assets with the investment balance recorded in our balance sheet as of each reporting date. Please refer to our proposed revisions included in the supplemental response submitted contemporaneously with this response to the Staff’s Letter dated March 22, 2013.

Form 10-Q for the Quarter Ended December 31, 2012

Consolidated Financial Statements

Note 10. Due From Related Parties and Short Term Loan From Unrelated Party, page F-20

14.	Please revise future filing to more fully explain the reasons why SJI, Inc. instructed you to sign a loan agreement with an unrelated party, whereby you borrowed a short-term loan from the unrelated party, and to sign a loan agreement with their wholly-owned Hong Kong subsidiary, whereby you lent them the same amount you borrowed. Please specifically explain the reason why the transactions were structured in such a manner and why you were instructed to participate in them.

COMPANY RESPONSE: In accordance with the Staff’s request, we will add disclosures to more fully explain the short-term loan transactions entered into among SJI, Inc, the unrelated party and the Company and specifically explain the reason why the transactions were structured in such a manner and why we were instructed to participate in the transactions in our future filings, including interim filings, as applicable. Please refer to our proposed revisions included in the supplemental response submitted contemporaneously with this response to the Staff’s Letter dated March 22, 2013.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

15.	We note that during the three and nine months ended December 31, 2012, you experienced significant declines in revenues, including the number of projects in which you sell and install equipment and in sales of software. Based on these declines, please revise future filings to provide a comprehensive discussion of the specific facts and circumstances surrounding the declines, including why you believe the number of projects declined, why you believe sales of software declined, if you expect these trends to continue, and the impact of significant customers. Please separately address the impact of company specific issues versus those related to the general economy in China.

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COMPANY RESPONSE: In accordance with the Staff’s request, we will add disclosures to provide a comprehensive discussion of the specific facts and circumstances surrounding the declines of our revenues and our expectations on the future trends of our revenue in our future filings, including interim filings, as applicable. We will separately address the impact of our specific issues versus those related to the general economy in China. Please refer to our proposed revisions included in the supplemental response submitted contemporaneously with this response to the Staff’s Letter dated March 22, 2013.

16.	We note the continued significant increase in Accounts Receivable during the nine months ended December 31, 2012 and the significant decline in revenues. We also note the significant increase in Prepayments to Suppliers during the nine months ended December 31, 2012 and the significant decline in revenues. Please revise future filings to disclose and discuss the reasons for such increases, particularly in light of the decline in revenues. Please address the aging of your accounts receivable at December 31, 2012 and explain why you continue to believe they are collectible. Please address the specific nature of your prepayments to suppliers at December 31, 2012, explain why you made them, and who you made them to.

COMPANY RESPONSE: In accordance with the Staff’s request, we will add disclosures to and discuss the reasons for such increases, particularly in light of the decline in revenues; address the aging of our accounts receivable and explain why we continue to believe they are collectible; and address the specific nature of our prepayments to suppliers and explain why we made them, and who we made them to as of each reporting date for each reporting period, in our future filings, including interim filings, as applicable. Please refer to our proposed revisions included in the supplemental response submitted contemporaneously with this response to the Staff’s Letter dated March 22, 2013.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact our legal counsel, Lawrence Venick of Loeb & Loeb LLP, at (86 10) 5954-3688, Vivien Bai of Loeb & Loeb LLP, at (86 10) 5954-3557, or Mitchell S. Nussbaum of Loeb & Loeb LLP, at (212) 407-4159, if you have any questions

Sincerely,

LianDi Clean Technology Inc.

By:	/s/ Jianzhong Zuo
Name: Jianzhong Zuo
Title: Chief Executive Officer

cc:	Lawrence Venick
Mitchell S. Nussbaum
Vivien Bai

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Supplemental response to the Staff’s Letter dated March 22, 2013

In accordance with the Staff’s request, we have prepared the proposed revisions to our Form 10-K/10-Q that will be included in our future fillings (including interim filings, as applicable) to reflect the responses to the Staff’s comments. In order to facilitate your review, we have organized these proposed revisions to correspond to each of the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

General

1.	Where a comment below requests additional disclosures or other revisions to be made in future filings, please show us your proposed revisions in your supplemental response. The revisions should be included in all future filings, including interim filings, as applicable.

Not applicable.

Form 10-K for the Fiscal Year Ended March 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38

Company Structure and Reorganization, page 38

2.	We note your disclosure related to the transaction between existing stockholders that occurred on September 27, 2011. Please revise future filings to clarify, here and in Item 12, who owns and controls SJI, Inc.

Proposed revision:

In accordance with the Staff’s request, we will add disclosures of stockholders known to us to beneficially own more than 5% of the common stock of SJI, Inc. as of each reporting date in the related sections of our future filings, including interim filings, as applicable. Below are proposed revisions to our Form 10-K for our fiscal year ended March 31, 2012, filed on July 13, 2012, which will be included in future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38

Company Structure and Reorganization, page 38

On September 27, 2011, two of our existing stockholders, SJ Asia Pacific Limited ("SJ Asia") and China LianDi Energy Resources Engineering Technology Ltd. ("LianDi Energy"), and Jianzhong Zuo, a director and the sole stockholder of LianDi Energy and the Chairman, President and Chief Executive Officer of our company, consummated the transactions contemplated by the Share Purchase Agreement (the "Share Purchase Agreement"), dated as of September 22, 2011 relating to the purchase by SJ Asia from LianDi Energy of 5,400,000 shares of our common stock in exchange for an aggregate purchase price of $25,920,000 ($4.80 per share). The purpose of the Share Purchase Agreement and the transactions contemplated thereby was for SJ Asia to acquire in excess of 51% of the outstanding shares of common stock of our company and consolidate our company's business with that of SJI, Inc., the parent company of SJ Asia. In addition to the Share Purchase Agreement described above, SJ Asia entered into a joinder agreement to a lock-up agreement with our company whereby SJ Asia agreed that it may only sell up to one-twelfth (1/12) of SJ Asia's holdings every month through February 26, 2012. As of March 31, 2012, each person known to us to beneficially own more than 5% of SJI, Inc.’s common stock consists of the following individuals and entities: Digital China Software (BVI) Limited (20.53%); FISCO Ltd. (8.57%); SRA Holdings, Inc. (6.10%); King Tech Service HK Limited (6.04%); and Mr. Jian Li, Chairman and President of SJI, Inc. (5.05%).

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ITEM 12 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS, page 72

Security Ownership of Certain Beneficial Owners and Management

(2)    SJ Asia Pacific Ltd. is a wholly-owned subsidiary of SJI Inc., a Jasdaq listed company organized under the laws of Japan. Hirofumi Kotoi, one of our directors, and Jian Li are directors of SJ Asia Pacific Ltd. As of March 31, 2012, each person known to us to beneficially own more than 5% of SJI, Inc.’s common stock consists of the following individuals and entities: Digital China Software (BVI) Limited (20.53%); FISCO Ltd. (8.57%); SRA Holdings, Inc. (6.10%); King Tech Service HK Limited (6.04%); and Mr. Jian Li, Chairman and President of SJI, Inc. (5.05%). Its business address is Shinagawa Seaside, East Tower 4-12-8, Higashi-Shinagawa, Shinagawa-Ku, Tokyo, Japan.

3.	To the extent you continue to present non-GAAP measures, please revise future filings to provide all the disclosures required by Item 10(e)(1) of Regulation S-K, including tabular reconciliations to the most comparable GAAP measures and disclosures regarding the limitations of non-GAAP measures.

Proposed revision:

In accordance with the Staff’s request, we will add disclosures to the Non-GAAP Measures section, as required by Item 10(e)(1) of Regulation S-K in our future filings, including interim filings, as applicable. These new disclosures include tabular reconciliations to the most comparable GAAP measures and disclosures regarding the limitations of non-GAAP measures. Below are proposed revisions to our Form 10-K for our fiscal year ended March 31, 2012, filed on July 13, 2012, which will be included in future filings.

Non-GAAP Measures, page 48

To supplement the audited consolidated statement of income and comprehensive income presented in accordance with U.S. GAAP, we also provided non-GAAP measures of income before income tax, net income, net income available to common stockholders and the basic and diluted earnings per share for the years ended March 31, 2012 and 2011, which are adjusted from results based on U.S. GAAP to exclude the non-cash gain and the related deferred income tax expense recorded related to the gain on the deconsolidation of Anhui Jucheng for the year ended March 31, 2012, and the non-cash charge recorded related to the fair value of the escrow shares allocated to the Series A preferred stock, treated as a deemed dividend, and a deduction of net income available to common stockholders for the year ended March 31, 2011. The non-GAAP financial measures are provided to enhance the investors' overall understanding of our current performance in on-going core operations as well as prospects for the future. These measures should be considered in addition to results prepared and presented in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. We use both U.S. GAAP and non-GAAP information in evaluating and operating business internally and therefore deem it important to provide all of this information to investors.

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Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance by excluding certain non-cash gain and charges that may not be indicative of our recurring core business operating results. We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing our performance and when planning, forecasting, and analyzing future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to our historical performance as well as comparisons to our competitors’ operating results.

There are limitations to the use of non-GAAP financial measures presented in this management's discussion and analysis. Although, the items excluded from the calculation of non-GAAP financial measures for the years ended March 31, 2012 and 2011 are all considered non-recurring and non-cash items in our normal course of business, our non-GAAP financial measures may not be comparable to similarly titled measures of other companies. Other companies, including companies in our industry, may calculate non-GAAP financial measures differently than we do, limiting the usefulness of these measures for comparative purposes. We compensate for these limitations by providing specific information regarding the GAAP amounts excluded from non-GAAP financial measures in the reconciliation table below and evaluating non-GAAP financial measures, only as secondary measurements, together with the nearest GAAP equivalents of these non-GAAP financial measures calculated in accordance with U.S. GAAP in our discussion and analysis of the results of operations for the years ended March 31, 2012 and 2011.

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The table below presents a reconciliation of a non-GAAP financial measure to the most comparable GAAP measure for the years ended March 31, 2012 and March 31, 2011:

	Year Ended March 31,
	2012				2011
	GAAP		NON-GAAP Adjustment	NON-GAAP	GAAP		NON-GAAP Adjustment	NON-GAAP
	(US $)		(US $)	(US $)	(US $)		(US $)	(US $)

Income from operations	$24,551,413			$24,551,413	$23,496,677			$23,496,677
Total other income (expenses), net	29,098,236	(a)	(30,407,821)	(1,309,585)	1,461,322			1,461,322
Income before income tax	53,649,649			23,241,828	24,957,999			24,957,999
Income tax expense	(10,656,555)	(a)	7,601,955	(3,054,600)	(519,717)			(519,717)
Income before equity in earnings of equity method affiliate	42,993,094		(22,805,866)	20,187,228	24,438,282			24,438,282
Equity in earnings of equity method affiliate	1,279,751		-	1,279,751	-			-
NET INCOME	44,272,845			21,466,979	24,438,282			24,438,282
Loss (income) attributable to noncontrolling interests	80,823		-	80,823	(295,282)			(295,282)
Net income attributable to LianDi Clean stockholders	44,353,668		(22,805,866)	21,547,802	24,143,000			24,143,000
Preferred stock deemed dividend	-		-	-	(4,007,745)	(b)	4,007,745	-
Preferred stock dividend	(1,265,886)		-	(1,265,886)	(1,823,422)			(1,823,422)
Net income attributable to common stockholders-Basic	$43,087,782		(22,805,866)	$20,281,916	$18,311,833		4,007,745	$22,319,578
Preferred stock deemed dividend	-		-	-	-
Preferred stock dividend	1,265,886		-	1,265,886	-	(c)	1,823,422	1,823,422
Net income attributable to common stockholders -Diluted	$44,353,668		(22,805,866)	$21,547,802	$18,311,833	(b)&(c)	5,831,167	$24,143,000

Earnings per share
Earnings per common share
Basic	$1.35	(a)	$(0.71)	$0.64	$0.61	(b)	$0.14	$0.75
Diluted	$1.22	(a)	$(0.63)	$0.59	$0.61	(b)&(c)	$0.05	$0.66

Weighted average number of common shares outstanding:
Basic	31,938,481			31,938,481	29,939,570			29,939,570
Diluted	36,444,850			36,444,850	30,182,555 (1)			36,687,835 (2)

(1)	For the year ended March 31, 2011, the effect of the potential dilutive convertible preferred stock was not included, because the effect is anti-dilutive upon recognition of the deemed dividend in accordance with U.S. GAAP.

(2)	For the year ended March 31, 2011, the effect of the potential dilutive convertible preferred stock was included, because the effect is dilutive regardless of the recognition of the deemed dividend under non-GAAP measures.

Non-GAAP adjustments:

(a)	To exclude gain on deconsolidation of subsidiary, and the related impact on income taxes and earnings per share under non-GAAP measures

(b)	To exclude the preferred stock deemed dividend from net income for the calculation of both basic and diluted earnings per share under non-GAAP measures

(c)	To exclude the preferred stock dividend from net income for the calculation of diluted earnings per share under non-GAAP measures

B. Liquidity and Capital Resources, page 60

4.	We note the significant increase in Accounts Receivable during the most recent fiscal year. Please revise future filings to disclose and discuss the reasons for such increases, particularly in light of the decline in revenues and the deconsolidation of Anhui Jucheng. Please specifically address if there were any changes in the terms of your accounts receivable and, if applicable, explain why they changed. Please also: discuss the negative impact of the increase on your liquidity; provide an ageing at each balance sheet date; disclose when you expect outstanding amounts to be repaid; and explain how you access outstanding amounts for recoverability.

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Proposed revision:

In accordance with the Staff’s request, we will add disclosures to discuss the reasons for the increase in Accounts Receivable during the most recent fiscal year; the negative impact of such increase on our liquidity; provide an ageing at each balance sheet date; disclose when we expect outstanding amounts to be repaid; and explain how we access outstanding amounts for recoverability in our future filings, including interim filings, as applicable. Below are proposed revisions to our Form 10-K for our fiscal year ended March 31, 2012, filed on July 13, 2012, which will be included in our future filings.

B. Liquidity and Capital Resources, page 61, (after discussion of Net cash provided by operating activities)

As of March 31, 2012, our accounts receivable increased to approximately US$20.09 million from approximately US$10.69 million as of March 31, 2011 (excluding accounts receivable of Anhui Jucheng as of March 31, 2011, as Anhui Jucheng was deconsolidated from us on August 31, 2011). In our normal course of business, we require our customers to pay immediately after acceptance. There was no significant change of the credit term policy during the year ended March 31, 2012. Our customers normally pay within three to six months. As of March 31, 2012, approximately 57% of our accounts receivable were due within six months; approximately 32% were due within six to twelve months; and approximately 11% were due over twelve months (of which approximately 57% of amounts due over twelve months were amounts billed but not paid by customers under unexpired retainage provisions in contracts). As of March 31, 2011, approximately 90% of our accounts receivable were due within six months and approximately 10% were due over twelve months (of which approximately 99% of amounts due over twelve months were amounts billed but not paid by customers under unexpired retainage provisions in contracts). The increase of our accounts receivable as of March 31, 2012 was primarily due to the fact that although total sales (excluding sales from Anhui Jucheng) for the year ended March 31, 2012 decreased to approximately US$115.65 million from approximately US$118.27 million for the same period of last year, sales (excluding sales from Anhui Jucheng) for the second half of fiscal year ended March 31, 2012 increased to approximately US$82.02 million from approximately US$74.29 million for the same period of last year. The increase of accounts receivable aged over six months as of March 31, 2012 as compared to that as of March 31, 2011 was primarily due to the increase in aging of our accounts receivable related to sales of software and services, which accounted for approximately 56% and 37% of our accounts receivable due within six months to twelve months, respectively. As of March 31, 2012, US$1.78 million and US$17.46 million were due from Sinopec and PetroChina (or their subsidiaries), respectively. As of March 31, 2011, US$1.26 million and US$9.29 million were due from Sinopec and PetroChina (or their subsidiaries), respectively. The internal payment approval procedures of these state-owned enterprises became more cumbersome in 2012 and, as a result, these companies took longer to pay us. We review our accounts receivable on a periodic basis and make allowances where there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, we consider many factors, including the age of the balance, the customer’s payment history, its current credit-worthiness and current economic trends. Based on this evaluation, we concluded that in light of the fact that our customers are all large and reputable major petroleum and petrochemical companies in China that we have had a good business relationships and payment history with for many years, we reasonably expect these balances will be collected within one year. Therefore, no allowance for doubtful debts was provided for the year ended March 31, 2012. However, these unexpected delays of payments of some of our accounts receivable may negatively impact our liquidity, which may impact our ability to execute our equipment purchase contacts, which require a significant amount of prepayments. This in turn may impact our ability to generate revenue in the future. We will continue to monitor and evaluate our accounts receivable and place continued efforts on improving the aging of our accounts receivable.

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5.	We note the significant increase in Other Receivables during the most recent fiscal year. Please revise future filings to disclose and discuss the facts and circumstances surrounding other receivables. Please explain why you would provide “unsecured”, “non-interest bearing” receivables to “unrelated entities.” Please also disclose and discuss: who material amounts are due from; any repayments you have received during the periods presented; when you expect outstanding amounts to be repaid; and how you assess outstanding amounts for recoverability.

Proposed revision:

In accordance with the Staff’s request, we will add disclosures to discuss the facts and circumstances surrounding other receivables; explain why we provided unsecured, non-interest bearing receivables to unrelated entities; disclose and discuss who material amounts are due from; any repayments we have received during the periods presented; when we expect outstanding amounts to be repaid; and how we assess outstanding amounts for recoverability in our future filings, including interim filings, as applicable. Below are proposed revisions to our Form 10-K for our fiscal year ended March 31, 2012, filed on July 13, 2012, which will be included in our future filings.

B. Liquidity and Capital Resources, page 61, (after discussion of Net cash provided by operating activities and discussion of increase in accounts receivables propose to be add as responded to comment No. 4 in the Staff’s Letter)

As of March 31, 2012, our other receivables increased to approximately US$6.47 million from approximately US$0.46 million as of March 31, 2011. The increase in our other receivables as of March 31, 2012 was primarily due to the RMB38,300,000 (approximately US$6.08 million) short-term loan we made to a company, which is also engaged in the oil and chemical safety engineering industry. One of their customers is also PetroChina. We are exploring business opportunities with this company. As such, we advanced an unsecured, interest-free loan of RMB38,300,000 to this company for its short-term working capital needs. The remaining balances of other receivables as of March 31, 2012 of approximately US$0.39 million were short-term loans to our business partners. We expect the entire other receivable balances will be fully repaid within one year.

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6.	Please revise future filings to disclose and discuss the facts and circumstances surrounding short-term bank loans and amounts due to shareholders. In light of your cash balances, please explain why you borrow interest bearing amounts. Please also disclose and discuss when you expect these amounts to be repaid.

Proposed revision:

In accordance with the Staff’s request, we will add disclosures and discuss the facts and circumstances surrounding short-term bank loans and amounts due to shareholders, and explain why we borrow interest bearing amounts in light of our cash balances. Below are proposed revisions to our Form 10-K for our fiscal year ended March 31, 2012, filed on July 13, 2012, which will be included in future filings.

B. Liquidity and Capital Resources, page 63, (after discussion of Net cash provided by financing activities)

As of March 31, 2012, we had approximately US$9.52 million of short-term bank loans and US$9.46 million of shareholders’ loans. In our normal course of business, the majority of our cash and cash equivalents are reserved for financing our payments for purchasing the equipment to be distributed to our customers. If we enter into new equipment sales and installation contracts with our customers, we may experience short-term working capital deficiencies. Normally we are required to fully pay our equipment vendors upon delivery of equipment to us, but can only demand our customers to pay us a deposit of about 10% - 20% of the contract amount prior to equipment delivery. The remaining balance is paid upon installation and acceptance of the equipment. On some contracts, a further 5%-10% may be withheld from the final balance as retainage and will only be paid after one year upon the customer’s satisfaction of contract performance under the contract. To avoid any negative impact of unexpected delays of completion of projects and delays associated with the collection of accounts receivable on our working capital, we need financial support from our shareholders. We also need our banks to maintain a certain amount of available credit to us which is necessary for our daily operations. All bank loans are due within one year. As of March 31, 2012, approximately 88% of our shareholders’ loans were borrowed from our holding company SJ Asia Pacific Limited at a rate of 3%-5% interest per annum. The shareholder loans are a commitment from our holding company which will help us enhance our financial position, especially under intense payment requirements during certain periods we may encounter throughout the year. All of our shareholders’ loans are due within one year.

7.	Given the significance of your cash balances, please revise future filings to explain why you have generated only modest amounts of interest income during the periods presented.

Proposed revision:

In accordance with the Staff’s request, we will add disclosures and explain why we have generated only modest amounts of interest income during the periods presented. Below are proposed revisions to our Form 10-K for our fiscal year ended March 31, 2012, filed on July 13, 2012, which will be included in future filings.

B. Liquidity and Capital Resources, page 61, (after discussion of Net cash provided by operating activities and discussion of increase in accounts receivables and other receivables propose to be add as responded to comments No. 4 and No.5 in the Staff’s Letter)

As of March 31, 2012 and 2011, our cash and cash equivalents were approximately US$86 million and US$73 million, respectively. Approximately 80%-90% of our cash balances were placed in US saving accounts at banks in Hong Kong in order to meet our cash needs for equipment purchases. As a result, we only generated modest amounts of interest income during the years ended March 31, 2012 and 2011.

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8.	It is our understanding that government regulations and restrictions may exist regarding dividend distributions and currency conversions in the PRC. Please expand your liquidity disclosures in future filings to quantify and discuss any restrictions on the ability of your subsidiaries to make cash disbursements/dividend payments to the U.S. parent company and/or to transfer funds outside of China. Please also disclose any amounts actually distributed to the U.S. parent company during each period presented.

Proposed revision:

In accordance with the Staff’s request, we will add disclosures of : (1) quantitative information related to any restrictions on the ability of our subsidiaries to make cash disbursements/dividend payments to the U.S. parent company and/or to transfer funds outside of China; and (2) any amounts actually distributed to the U.S. parent company during each period presented in our “Liquidity and Capital Resources” section in future filings, including interim filings, as applicable. Below are proposed revisions to our Form 10-K for our fiscal year ended March 31, 2012, filed on July 13, 2012, which will be included in future filings.

B. Liquidity and Capital Resources, page 63, (before section C. Off-Balance Sheet Arrangements)

Dividend Distributions

As a holding company, our ability to pay dividends and other cash distributions to our shareholders depends solely upon dividends and other distributions paid to us by our PRC subsidiaries.

Under PRC law, all of our PRC subsidiaries in China are required to set aside annually at least 10% of their respective after-tax profits (as determined under PRC GAAP at each year-end after setting off against any accumulated losses from prior years), if any, to fund a statutory reserve until such reserve reaches 50% of their respective registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Our PRC subsidiaries are permitted to pay dividends to us only out of their respective retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.

As of March 31, 2012 and 2011, the net assets of our PRC subsidiaries which were restricted due to statutory reserve and capital contribution requirements, and thus not available for distribution, were in aggregate US$6.4 million and US$18.1 million, respectively. The decrease of such net assets restricted as of March 31, 2012 as compared to that as of March 31, 2011 was primarily due to the deconsolidation of Anhui Jucheng since August 30, 2011. We do not believe that these restrictions on the distribution of our net assets will have a significant impact on our ability to timely meet our financial obligations in the future. See “Item 1.A—Risk Factors—Risks Related to Regulation of Our Business—Our PRC subsidiaries will be subject to restrictions on dividend payments” and “Item 1.A—Risk Factors—Risks Related to Regulation of Our Business—Dividends we receive from our PRC subsidiaries may be subject to PRC withholding tax” for more information.

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Furthermore, cash transfers from our PRC subsidiaries to our subsidiaries outside of China are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “1.A—Risk Factors—Risks Associated with Doing Business in China—Currency fluctuations and restrictions on currency exchange may adversely affect our business, including limiting our ability to convert Chinese Renminbi into foreign currencies and, if Chinese Renminbi were to decline in value, reducing our revenues in U.S. dollar terms.”

For the years ended March 31, 2012 and 2011, we did not distribute any earnings/dividends to our U.S. parent company.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-14

Cash and cash equivalents, page F-14

9.	We note your disclosure related to the amount of cash and cash equivalents denominated in Chinese Renminbi (“RMB”) and placed with banks in the PRC. Please revise future filings to clarify where the remaining amounts of your cash and cash equivalents are held.

Proposed revision:

In accordance with the Staff’s request, we will add disclosures to clarify where we hold our cash and cash equivalents not denominated in Chinese Renminbi (“RMB”) as of each reporting date in our future filings, including interim filings, as applicable. Below are proposed revisions to our Form 10-K for our fiscal year ended March 31, 2012, filed on July 13, 2012, which will be included in future filings.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-14

Cash and cash equivalents, page F-14

Cash and cash equivalents

Cash and cash equivalents consist of all cash balances and highly liquid investments with an original maturity of three months or less. Because of the short maturity of these investments, the carrying amounts approximate their fair value. Restricted cash is excluded from cash and cash equivalents. As of March 31, 2012 and 2011, approximately $7.65 million and $16.23 million of the Company’s cash and cash equivalents were denominated in Chinese Renminbi (“RMB”) and were placed with banks in the PRC. The convertibility of RMB into other currencies and the remittance of these funds out of the PRC are subject to exchange control restrictions imposed by the PRC government. As of March 31, 2012 and 2011, all remaining cash and cash equivalents of approximately $78.35 million and $57.01 million, respectively, were held in banks located in the Hong Kong Special Administrative Region of the PRC.

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Investment in equity method affiliate, page F-16

10.	Please revise future filings to provide a comprehensive discussion regarding how you determine your equity investment is recorded at the lower of cost or market value. Please explain how you assess your equity investment, and the related goodwill, for potential impairments. Please also provide related disclosures in MD&A.

Proposed revision:

In accordance with the Staff’s request, we will add disclosures to provide a comprehensive discussion regarding how we determine our equity investment is recorded at the lower of cost or market value. We will also explain how we assess our equity investment, and the related goodwill, for potential impairments in the related notes to consolidated financial statements and in our MD&A, in our future filings, including interim filings, as applicable. Below are proposed revisions to our Form 10-K for our fiscal year ended March 31, 2012, filed on July 13, 2012, which will be included in future filings.

Investment in equity method affiliate, page F-16

Investment in equity method affiliate

Investee companies that are not consolidated, but over which the Company exercises significant influence, are accounted for under the equity method of accounting in accordance to ASC Topic 323 “Equity Method and Joint Ventures”. Whether or not the Company exercises significant influence with respect to an investee depends on an evaluation of several factors including, among others, representation on the investee companies’ board of directors and ownership level, which is generally a 20% to 50% interest in the voting securities of the investee companies.

Under the equity method of accounting, the Company’s share of the earnings or losses of the equity method affiliate is reflected in the caption “Equity in earnings of equity method affiliate” in the consolidated statements of income and comprehensive income. The amount recorded in income is adjusted to eliminate intercompany gains and losses. The Company’s carrying value (including advance to the investee) in equity method affiliate is reflected in the caption “Investment in and advance to equity method affiliate” in the Company’s consolidated balance sheets. Dividends received from the unconsolidated subsidiaries reduce the carrying amount of the investment.

When the Company’s carrying value in an equity method affiliate is reduced to zero, no further losses are recorded in the Company’s consolidated financial statements unless the Company guarantees obligations of the equity method affiliate or has committed additional funding. When the equity method affiliate subsequently reports income, the Company will not record its share of such income until it equals the amount of its share of losses not previously recognized.

As required by ASC 323-35-13, the difference between the carrying amount of an investment in common stock of an investee that qualifies for the equity method of accounting and the underlying equity in net assets of the investee affects the determination of the amount of the investor's share of earnings or losses of an investee as if the investee were a consolidated subsidiary. However, if the Company is unable to relate the difference to specific accounts of the investee, the difference is recognized as goodwill not to be amortized. The equity method goodwill is not reviewed for impairment. However, equity method investments continue to be reviewed for impairment in accordance with ASC 323-10-35-32.

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Management reviews equity investments for impairment whenever events or changes in circumstances indicate the carrying value may no longer be recoverable. Management regularly evaluates the impairment of the equity investment based on performance and the financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financings, projected and historical financial performance, cash flow forecasts and financing needs. An impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. No impairment charge was recognized for the equity investments for the years ended March 31, 2012 and 2011.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, page 44

Investment in equity method affiliate company

The equity method affiliate company that is not consolidated, but over which we exercise significant influence, is accounted for under the equity method of accounting in accordance to ASC Topic 323 “Equity Method and Joint Ventures”. Whether or not we exercise significant influence with respect to an equity method affiliate depends on an evaluation of several factors including, among others, representation on the equity method affiliate’ s board of directors and ownership level, which is generally a 20% to 50% interest in the voting securities of the equity method affiliate.

Under the equity method of accounting, our share of the earnings or losses of the equity method affiliate is reflected in the caption “Equity in earnings of equity method affiliate” in the consolidated statements of income and comprehensive income. The amount recorded in income is adjusted to eliminate intercompany gains and losses. Our carrying value (including advance to) in the equity method affiliate is reflected in the caption “Investment in and advance to equity method affiliate” in our consolidated balance sheets. Dividends received from the unconsolidated subsidiary reduce the carrying amount of the investment.

When our carrying value in an equity method affiliate is reduced to zero, no further losses are recorded in our consolidated financial statements unless we guarantee obligations of the equity method affiliate or have committed additional funding. When the equity method affiliate subsequently reports income, we will not record its share of such income until it equals the amount of its share of losses not previously recognized.

As required by ASC 323-35-13, the difference between the carrying amount of an investment in common stock of an investee that qualifies for the equity method of accounting and the underlying equity in net assets of the investee affects the determination of the amount of the investor's share of earnings or losses of an investee as if the investee were a consolidated subsidiary. However, if we are unable to relate the difference to specific accounts of the investee, the difference is recognized as goodwill not to be amortized. The equity method goodwill is not reviewed for impairment. However, equity method investments continue to be reviewed for impairment in accordance with ASC 323-10-35-32.

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We review the equity investments for impairment whenever events or changes in circumstances indicate the carrying value may no longer be recoverable. We regularly evaluate the impairment of the equity investment based on performance and the financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financings, projected and historical financial performance, cash flow forecasts and financing needs. An impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. No impairment charge was recognized for the equity investments for the years ended March 31, 2012 and 2011.

Revenue recognition

Multi-deliverable arrangements, page F-17

11.	We note your disclosure regarding your revenue recognition policy for multi-deliverable arrangements. It appears to us that your current disclosures are not consistent with the current requirements of ASC 605-25-25 and 30. Please confirm to us, and revise future filings to clarify that your policy complies with ASC 605-25-25 and 30 and please provide the disclosures required by ASC 605-25-50. Please also revise any related disclosures in MD&A.

Proposed revision:

We confirm that our current revenue recognition policy complies with ASC 605-25-25 and 30. In accordance with the Staff’s request, we will revise future filings to clarify that our policy complies with ASC 605-25-25 and 30 and provide the disclosures required by ASC 605-25-50. We will also revise the related disclosures in our MD&A. Below are proposed revisions to our Form 10-K for our fiscal year ended March 31, 2012, filed on July 13, 2012, which will be included in future filings.

Revenue recognition

Multi-deliverable arrangements, page F-17

Multiple-deliverable arrangements

The Company derives revenue from fixed-price sale contracts with customers that provide for the Company to deliver equipment with varied performance specifications specific to each customer and provide the technical services for installation, integration and testing of the equipment. In instances where the contract price is inclusive of the technical services, the sale contracts include multiple deliverables. In accordance with ASC 605-25-25, a vendor will evaluate all deliverables in an arrangement to determine whether they represent separate units of accounting. That evaluation is performed at the inception of the arrangement as each item in the arrangement is delivered. If an arrangement involves multiple deliverables, the delivered item or items are considered a separate unit of accounting if both of the following criteria are met:

●	The delivered item or items have value to the customer on a standalone basis. The item or items have value on a standalone basis if they are sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis. In the context of a customer’s ability to resell the delivered item(s), this criterion does not require the existence of an observable market for the deliverable(s).

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●	If the arrangement includes a general right of return relative to the delivered item, delivery or performance.

The Company’s multiple-element contracts generally include customer-acceptance provisions which provide for the Company to carry out installation, test runs and performance tests at the Company’s cost until the equipment can meet the performance specifications within a specified period (“acceptance period”) stated in the contracts. These contracts generally give the customers the right to deduct certain percentages of the contract value as compensation or liquidated damages from the balance payment stipulated in the contracts, if the performance specifications cannot be met within the acceptance period. There is generally no provision giving the customers a right of return, cancellation or termination with respect to any uninstalled equipment.

The delivered equipment has no standalone value to the customer until it is installed, integrated and tested at the customer’s site by the Company in accordance with the performance specifications specific to each customer. As a result, the equipment and the technical services for installation, integration and testing of the equipment are considered a single unit of accounting pursuant to ASC Subtopic 605-25, Revenue Recognition — Multiple-Element Arrangements. In addition, the arrangement generally includes customer acceptance criteria that cannot be tested before installation and integration at the customer’s site. Accordingly, revenue recognition is deferred until customer acceptance, indicated by an acceptance certificate signed off by the customer.

Note 15. Investment in and Advance to Equity Method Affiliate, page F-28

12.	Please explain to us how you determined the fair value of your retained non-controlling interest in Anhui Jucheng at the date of the deconsolidation. Also, please explain to us how you determined the amounts of the subsequent gains you recorded after the date of the deconsolidation.

No revision to the 10K/10Q is required.

13.	Due to the materiality of your equity method investment to your consolidated balance sheet, please revise future filing to provide more detailed disclosures regarding Anhui Jucheng’s assets and liabilities at each balance sheet. Also, please revise future filing to reconcile your interest in their net assets with the investment balance recorded in your balance sheet.

Proposed revision:

In accordance with the Staff’s request, we will revise future filings to provide more detailed disclosures regarding Anhui Jucheng’s assets and liabilities at each balance sheet date. We will also provide reconciliation of our interest in Anhui Jucheng’s net assets with the investment balance recorded in our balance sheet as of each reporting date. Below are proposed revisions to our Form 10-K for our fiscal year ended March 31, 2012, filed on July 13, 2012, which will be included in future filings.

Note 15. Investment in and Advance to Equity Method Affiliate, page F-28

Investment in equity method affiliate as of March 31, 2012:

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Company’s share of retained investment in Anhui Jucheng at fair value on August 30, 2011 (note 1)	$37,373,448
Equity in earnings of equity method affiliate	1,279,751
Exchange realignment	568,768
Company’s share of retained investment in Anhui Jucheng at March 31, 2012	39,221,967
Amount due from Anhui Jucheng – long term	748,296
Investment in equity method affiliate as of March 31, 2012	$39,970,263

The amount due from the equity method affiliate is interest free. The Company will not demand repayment within one year from the respective balance sheet date. Therefore, the amount is considered non-current.

Summarized financial information of the equity method affiliate:

For the period from August 30, 2011 to March 31, 2012

Revenues	$24,250,478

Net income	$3,270,510
Company’s equity interest	39.13%
Equity in earnings of equity method affiliate	$1,279,751

At book value of Anhui Jucheng	As of March 31, 2012

Cash and cash equivalents	$1,067,791
Accounts receivable and notes receivable	11,318,005
Prepayments to suppliers	15,103,173
Inventories	4,511,361
Other current assets	2,086,314
Current assets	$34,086,644

Property, plant and equipment, net	10,429,228
Construction in progress	12,384,487
Prepaid land use rights – non-current portion	4,746,799
Non-current assets	$27,560,514

Short-term bank loans	(1,508,246)
Accounts payable and other payables	(14,809,475)
Taxes payable	(1,760,253)
Due to shareholders	(3,583,753)
Other current liabilities	(240,872)
Current liabilities	$(21,902,599)

Non-current liabilities
Deferred tax liability	(677,588)
Amount due to the Company	(748,296)
Total equity	$38,318,675

Company’s equity interest	39.13%
Company’s share of the underlying net assets of Anhui Jucheng	$14,994,098

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The Company accounts for its investment in Anhui Jucheng under the equity method. As of March 31, 2012, the carrying value of the investment in Anhui Jucheng exceeded the Company’s share of the underlying net assets of Anhui Jucheng by $24,976,165. The excess, which the Company was unable to relate to specific accounts of the investee, was recognized as goodwill not to be amortized.

Form 10-Q for the Quarter Ended December 31, 2012

Consolidated Financial Statements

Note 10. Due From Related Parties and Short Term Loan From Unrelated Party, page F-20

14.	Please revise future filing to more fully explain the reasons why SJI, Inc. instructed you to sign a loan agreement with an unrelated party, whereby you borrowed a short-term loan from the unrelated party, and to sign a loan agreement with their wholly-owned Hong Kong subsidiary, whereby you lent them the same amount you borrowed. Please specifically explain the reason why the transactions were structured in such a manner and why you were instructed to participate in them.

Proposed revision:

In accordance with the Staff’s request, we will add disclosures to more fully explain the short-term loan transactions entered into among SJI, Inc, the unrelated party and the Company and specifically explain the reason why the transactions were structured in such a manner and why we were instructed to participate in the transactions in our future filings, including interim filings, as applicable. Below are proposed revisions to our Form 10-Q for our fiscal quarter ended December 31, 2012, filed on February 19, 2013, which will be included in future filings.

Form 10-Q for the Quarter Ended December 31, 2012

Consolidated Financial Statements

Note 10. Due From Related Parties and Short Term Loan From Unrelated Party, page F-20

During the nine months ended December 31, 2012, at the instruction of SJI, Inc., on May 15, 2012, LianDi Clean signed a loan agreement with an unrelated party whereby LianDi Clean borrowed a short-term loan from an unrelated third party in the amount of Japanese Yen 1,500,000,000 (approximately $18.89 million). The loan bears interest at 6% per annum, is guaranteed by SJI, Inc and expired on September 30, 2012. Also at the instruction of SJI, Inc., on May 17, 2012, LianDi Clean signed a loan agreement with SJI (Hong Kong) Limited, a wholly-owned Hong Kong subsidiary of SJ Asia (“SJI HK”), whereby Hua Shen HK lent Japanese Yen 1,500,000,000 (approximately $18.89 million) to SJI HK. This loan bears interest at 6% per annum, is unsecured and expired on September 28, 2012. Prior to September 30, 2012, SJI HK repaid Hua Shen HK this short-term loan and the Company repaid the short term loan to the unrelated party. As of December 31, 2012, these loans were not outstanding.

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The short-term loan of Japanese Yen 1,500,000,000 (approximately $18.89 million) was primarily used for the short-term working capital needs of SJI, Inc., the Company’s holding company. Instead of lending directly to SJI, Inc., the unrelated third party lender insisted on entering into a loan agreement with the Company, in light of the Company’s financial ratios, and results of operations, which were considered to be of higher quality, as compared to those of SJI, Inc. Therefore, the Company participated in the transaction as a borrower of this short-term loan through one of its wholly-owned Hong Kong subsidiaries and subsequently loaned the money to a wholly-owned Hong Kong subsidiary of SJI, Inc., under the same terms. The Company evaluated the risks of being a party to the transaction and concluded the risks of participating in the transaction were controllable and potential losses to the Company were unlikely to happen.

During the nine and three months ended December 31, 2012, interest expense of $407,866 and $nil paid on the short-term loan, and interest income of $407,866 and $nil earned from SJI HK were included in the Company’s statement of income and comprehensive income, respectively.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

15.	We note that during the three and nine months ended December 31, 2012, you experienced significant declines in revenues, including the number of projects in which you sell and install equipment and in sales of software. Based on these declines, please revise future filings to provide a comprehensive discussion of the specific facts and circumstances surrounding the declines, including why you believe the number of projects declined, why you believe sales of software declined, if you expect these trends to continue, and the impact of significant customers. Please separately address the impact of company specific issues versus those related to the general economy in China.

Proposed revision:

In accordance with the Staff’s request, we will add disclosures to provide a comprehensive discussion of the specific facts and circumstances surrounding the declines in revenues and our expectations on the future trends of our revenue for each of the reporting period, in our future filings, including interim filings, as applicable. We will separately address the impact of our specific issues versus those related to the general economy in China. Below are proposed revisions to our Form 10-Q for our fiscal quarter ended December 31, 2012, filed on February 19, 2013, which will be included in future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43, Net Revenue

For the nine months ended December 31, 2012, we achieved approximately US$62.75 million of equipment sales and installation revenue, as compared to US$83.89 million for the same period of 2011. We completed 37 projects related to sales and installation of equipment for the nine months ended December 31, 2012, as compared to 84 projects for the same period of 2011. The average contract amount of the projects completed for the nine months ended December 31, 2012 and 2011 was approximately US$1.70 million and US$1.00 million, respectively.

For the three months ended December 31, 2012, we achieved approximately US$41.82 million of equipment sales and installation revenue, as compared to US$61.50 million for the same period of 2011. We completed 21 projects related to sales and installation of equipment for the three months ended December 31, 2012, as compared to 45 projects for the same period of 2011. The average contract amount of the projects completed for the three months ended December 31, 2012 and 2011 was approximately US$1.99 million and US$1.37 million, respectively.

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Due to increased competition in industrial equipment sales and installation projects, we experienced a decline in our revenue for the three and nine months ended December 31, 2012. We believe the decline in our equipment sales and installation revenue is temporary. As of December 31, 2012, we made approximately US$42.97 million in prepayments to suppliers to purchase equipment to be delivered to our customers. These prepayments correspond to approximately US$96 million of related equipment sales and installation contracts. Although the exact timing of completion of these sales is dependent primarily on customer’s acceptance of the projects, we believe that over 80% of these ongoing projects will be completed with related revenues recognized during the fourth quarter of our fiscal year ending March 31, 2013. Therefore, on an annual basis, we expect our revenue from sales and installation of equipment for the year ending March 31, 2013 should be over US$140 million, as compared to US$95 million for the fiscal year 2012.

We achieved approximately US$0.04 million of software revenue for the nine and three months ended December 31, 2012, as compared to US$11.08 million and US$2.19 million for the nine and three months ended December 31, 2011, respectively. The software revenue in each quarter and each fiscal year may fluctuate significantly depending on the demand of our customers and their actual purchasing schedule.

For the nine and three months ended December 31, 2012, we achieved approximately US$0.04 million from software revenue related to production process stimulation.

For the nine and three months ended December 31, 2011, we sold 85 sets and 20 sets of our data processing software, respectively, and achieved approximately US$8.71 million and US$2.11 million of software revenue, respectively. In addition, for the nine and three months ended December 31, 2011, we also achieved approximately US$2.37 million and US$0.08 million from software sales and technical consultancy services, which was related to a purchased software use right and a related training and application program.

Although we experienced a significant decline in our software revenue during the nine and three months ended December 31 2012, as compared with the same periods of last year, we are currently in negotiations with certain of our customers to enter into software sales contracts, and expect that the related revenue from these contracts will be recognized during the three months ended March 31, 2013. In the meantime, we are continuing efforts to improve the diversity of our software products by attempting to introduce new industrial software products to our customers, which will enable us to leverage our current relationships with our customers to help us secure market share in the industrial software business segment. Therefore, on an annual basis, we expect our software revenue should at least be at last year’s level.

16.	We note the continued significant increase in Accounts Receivable during the nine months ended December 31, 2012 and the significant decline in revenues. We also note the significant increase in Prepayments to Suppliers during the nine months ended December 31, 2012 and the significant decline in revenues. Please revise future filings to disclose and discuss the reasons for such increases, particularly in light of the decline in revenues. Please address the aging of your accounts receivable at December 31, 2012 and explain why you continue to believe they are collectible. Please address the specific nature of your prepayments to suppliers at December 31, 2012, explain why you made them, and who you made them to.

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Proposed revision:

In accordance with the Staff’s request, we will add disclosures to and discuss the reasons for increases in accounts receivable and prepayments for suppliers during the nine months ended December 31, 2012, particularly in light of the decline in revenues; address the aging of our accounts receivable and explain why we continue to believe they are collectible; and address the specific nature of our prepayments to suppliers and explain why we made them, and who we made them to as of each reporting date for each reporting period, in our future filings, including interim filings, as applicable. Below are proposed revisions to our Form 10-Q for our fiscal quarter ended December 31, 2012, filed on February 19, 2013, which will be included in future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

B. Liquidity and capital resources, page 54 (after discussion of Net cash provided by operating activities)

As of December 31, 2012, our accounts receivable increased to approximately US$55.60 million from approximately US$20.09 million as of March 31, 2012. In our normal course of business, we require our customers to pay immediately after acceptance. There was no significant change to our credit term policy during the nine months ended December 31, 2012. Our customers normally pay within three to six months. As of December 31, 2012, approximately 82% of our accounts receivable were due within six months; approximately 8% were due within six to twelve months; and approximately 10% were due over twelve months (of which approximately 37% of amounts due over twelve months were amounts billed but not paid by customers under unexpired retainage provisions in contracts). As of March 31, 2012, approximately 57% of our accounts receivable were due within six months; approximately 32% were due within six months to twelve months; and approximately 11% were due over twelve months (of which approximately 57% of amounts due over twelve months were amounts billed but not paid by customers under unexpired retainage provisions in contracts). The increase of our accounts receivable as of December 31, 2012 was primarily due to the increase of the accounts receivable related to revenue recognized for the three months ended December 31, 2012, a significant part of which we expect will be collected within one year. Our revenues for the three months ended December 31, 2012 were US$42.88 million, as compared to US$17.06 million for the three months ended March 31, 2012. We review our accounts receivable on a periodic basis and make allowances where there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, we consider many factors, including the age of the balance, the customer’s payment history, its current credit-worthiness and current economic trends. Based on this evaluation, we concluded that in light of the fact that our customers are all large and reputable major petroleum and petrochemical companies in China that we have had good business relationships and payment history with for many years, and in light of the fact that approximately 82% of our accounts receivable balances was due within six months, we reasonably believe that the significant increase of our accounts receivable balances as of December 31, 2012 is temporary. We expect that these balances to be collected within one year. Therefore, no allowance for doubtful debts was provided as of December 31, 2012. However, this temporary increase in our accounts receivable may negatively impact our liquidity, which may impact our ability to execute our equipment purchase contacts, which require a significant amount of prepayments. This in turn may impact our ability to generate revenue in the future. We will continue to monitor and evaluate our accounts receivable and place continued efforts on improving the aging of our accounts receivable.

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As of December 31, 2012, our prepayments to suppliers increased to US$42.97 million from US$6.92 million as of March 31, 2012. In our normal course of business, we place purchase orders with our equipment suppliers after we enter into related equipment sales and installation contacts with our customers. Normally, we are required by our suppliers to make prepayments amounting to 10% - 30% of the total purchase contract amount, and pay the remaining balance upon delivery of the equipment. As of December 31, 2012, all of these prepayments were made to our equipment suppliers, such as: Process Valves Cameron, AMPO,S.COOP.-POYAM VALVES, Finder pompes S.A.S and Nuovo pignone S.p.A etc. The increase in prepayments to suppliers as of December 31, 2012 was directly related to the increase of equipment sales and installation contracts we entered into during the nine months ended December 31, 2012. These contracts were not completed as of December 31, 2012. We expect that a significant portion of the equipment underlying these prepayments will be delivered, installed and accepted by our customers within the fourth quarter of fiscal 2013 and that the related prepayment amounts will be recognized as cost of sales contemporaneously with the recognition of revenue of the related equipment sales and installation contracts.

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